

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via E-mail
Mr. George (Jianguo) Du
Chairman and Chief Executive Officer
Jingwei International Limited
Room 701-702, Building 14, Keji C. Rd., 2nd, Software Park
Nanshan District, Shenzhen, PRC 518057

> **Re: Jingwei International Limited**
> **Schedule 13E-3**
> **Filed on February 17, 2012**
> **File No. 005-81921**

Dear Mr. Du:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Comments are outstanding on your Form 10-K for the fiscal year ended December 31, 2010. Please be advised that, as this Form 10-K is incorporated by reference into your filing, our review of your Schedule 13E-3 will not be complete until these comments are addressed.

2. Please provide all information required by Items 1003(c), 1007(b) (regarding alternative financing), 1012(e), and 1014(d) of Regulation M-A, or direct us to where such information appears in your document.

3.   Please advise why you have not disclosed the transaction regarding Beijing New Media Advertising Co. Ltd. in January 2012. Refer to Item 1005 of Regulation M-A.

4.   Given that Mr. Wu is a filing person, please provide the disclosure required by Items 1013 and 1014 with respect to Mr. Wu in particular.

5.   Please provide us with your analysis under Nevada state law as to the ability of the company to cash out fractional shares of beneficial owners, as opposed to record holders. The reverse stock split would appear to affect only record holders' interests. Please also provide us with your proposed Certificate of Change as supplemental information.

What are some of the factors that the board of directors considered…, page 8

6.   Please remove all references to "arms length" negotiations, which are inappropriate in the context of a Rule 13e-3 transaction.

Background of the Transaction, page 13

7.   Please disclose the other transactions to which Mr. Wu compared his $2.00 offer price favorably on January 21, 2012.

Fairness of the Transaction, page 19

8.   The disclosure required by Item 1014 of Regulation M-A would appear to be appropriately provided by the board of directors, rather than the special committee. Please advise, or revise your disclosure accordingly.

9.   Please provide all disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Summary of Fairness Opinion, page 23

10.   Please tell us whether American Appraisal delivered written presentation materials to the board of directors. If so, this material should be filed as an exhibit to your Schedule 13E-3. See Item 1016(c) of Regulation M-A.

11.   The disclosure statement does not provide a quantitative description of the fees paid or to be paid to American Appraisal and its affiliates by the company and its affiliates. Please revise the disclosure statement to include this information.

12.   Please disclose the method of selection of American Appraisal. See Item 1015(b)(3) of Regulation M-A.

13.   The staff notes the disclaimer by American Appraisal of responsibility for any errors or inaccuracies in forecasts, information, data and material. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise. Similar language appears in the opinion.

14.   We note the statement that American Appraisal has assumed that the terms of the proposed transaction are the most beneficial, from the company's perspective, that could, under the circumstances, be negotiated among the parties to the transaction. Please tell us the meaning and import of this statement, given that the purpose of a fairness opinion is to opine as to the fairness of those terms. Similar language appears in the opinion.

15.   We note that management provided several rounds of financial projections and forecasts, and unaudited financial statements, to American Appraisal. Please revise your disclosure statement to disclose the projections and forecasts relied upon by American Appraisal in making its fairness determination. Please also provide your analysis as to the materiality of the unaudited financial statements provided to American Appraisal.

Discounted Cash Flow Method, page 25

16.   Please disclose how American Appraisal determined to use the Gordon growth model, given that the company has never paid any dividends. Please also disclose any difficulties or inaccuracies that may result from using this model to value a company that does not pay dividends.

17.   Please disclose how American Appraisal determined that a proper discount rate range for this analysis was 13.5% to 17.5%, beyond simply stating that, if true, American Appraisal used the capital asset pricing model.

Guideline Publicly-Traded Company Method, page 26

18.   Please disclose how the financial advisor selected the companies used in this analysis, and disclose the names of any companies that fit the established criteria but were nevertheless not used in the analysis.

19.   Please disclose the individual EBITDA and EBIT values for each selected company, as well as the derived values for the company. Please also more clearly disclose how the financial advisor actually derived the values for the company, and why a premium for control of 20% was included.

Guideline Transaction Method, page 26

20.   Please disclose how the financial advisor selected the transactions used in this analysis. Please also disclose why those companies with EBIT less than 5% appear to have been excluded from the analysis, despite being included in the sample.

21.   Please clarify how the financial advisor determined to use multiples of 4.5x and 7.5x in performing this analysis. The chart appears to suggest that this is the average of only two transactions appearing in the sample, but the averages do not appear to mathematically correlate with the two transactions. Please also disclose the corresponding values for the company.

Exhibit A

22.   The fairness opinion states that it is provided only for the information of the special committee. This is inconsistent with the balance of your disclosure addressing the fairness to shareholders of the proposed transaction. Please delete this disclosure. Alternatively your may add an explanation that clarifies this statement, consistent with the guidelines set forth in the Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website. Please also confirm that American Appraisal has consented to the use of its opinion in your disclosure statement.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Norwood P. Beveridge, Jr.
       Loeb & Loeb LLP